RADICA(R) GAMES LIMITED
                     NAMED EXCLUSIVE DISTRIBUTOR OF OFFICIAL
                 STATE-OF-THE-ART GAME BOY(R) ADVANCE MP3 PLAYER


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 5, 2003                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) has announced that it has been named exclusive North American distributor of the GBA Jukebox, a state-of-the-art video game accessory that enables Game Boy(R) Advance and GBA SP systems to be transformed into portable music players that can record and playback MP3s without having to use a PC. The only MP3 player with an official accessory license by Nintendo(R) for Game Boy Advance, GBA Jukebox is developed and manufactured by Kemco, an international interactive digital entertainment developer.

"The Game Boy brand is a phenomenon in the world of interactive entertainment and Radica is thrilled to have the opportunity to partner with Kemco and distribute their unique product," said Pat Feely, chief executive officer, Radica.

"With its Gamester brand, Radica has established a unique and successful line of video game controllers and accessories," says Masakatsu Hirose, General Manager, Peripheral Dept. Consumer Software Div., Kemco.

This officially licensed MP3 recorder for Game Boy Advance systems is one of the only MP3 devices on the market that does not require a PC. You can record, playback and even sing Karaoke songs without ever hooking it up to a computer. The Karaoke mode lets the player sing to recorded songs by muting the song's original vocals. The player can also use the GBA Jukebox to record messages in the memo mode. GBA Jukebox includes headphones and audio cable for recording and 32MB CompactFlash memory, which is compatible with standard CompactFlash memory of any size.

The GBA Jukebox will be distributed in the United States and Europe by Radica, under the Gamester brand. Product will be available exclusively at Best Buy in the United States and is just now hitting store shelves.


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         The  foregoing  discussion  contains  forward-looking  statements  that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.


ABOUT KEMCO
Since 1984, Kemco has produced over 100 titles, including the popular Top Gear racing games and the Crazy Castle series for a wide variety of video game platforms. An original Nintendo licensee, Kemco works closely with DC Comics, Warner Bros. and Universal Studios on ongoing video game projects. Currently, Kemco's development teams are creating games for Nintendo GameCube(TM) and Game Boy(R) Advance as well as Sony PlayStation(R)2 and Microsoft's Xbox(TM).


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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